SCHEDULE 14A
                               (Rule 14a-101)
                  INFORMATION REQUIRED IN PROXY STATEMENT

                          SCHEDULE 14A INFORMATION
        Proxy Statement Pursuant to Section 14(a) of the Securities
                   Exchange Act of 1934 (Amendment No. 2)

     Filed by the Registrant  / /

     Filed by a Party other than the Registrant  /x/

     Check the appropriate box:

     /x/  Preliminary Proxy Statement       / / Confidential,
                                         For Use of the
                                         Commission Only
                                         (as permitted by
                                         Rule 14a-6(e)(2))

     / /  Definitive Proxy Statement

     / /  Definitive Additional Materials

     / /  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                       HARNISCHFEGER INDUSTRIES, INC.
              (Name of Registrant as Specified in Its Charter)

    PORTFOLIO FF INVESTORS, L.P., PORTFOLIO GENPAR, L.L.C.,  TRINITY I
     FUND, L.P., TF INVESTORS, INC., TRINITY CAPITAL MANAGEMENT, INC.
                         AND THOMAS M. TAYLOR
        (Name of Person(s) Filing Proxy Statement, if Other Than the
Registrant)

Payment of Filing Fee (Check the appropriate box):

     /x/  No fee required.

     / / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined:

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

     / /  Fee paid previously with preliminary materials:

     / /   Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1)  Amount previously paid:

     (2)  Form, Schedule or Registration Statement no.:

     (3)  Filing Party:

     (4)  Date Filed:




    PRELIMINARY COPY   SUBJECT TO COMPLETION, DATED APRIL 30, 1999





                            CONSENT SOLICITATION
                                     OF
                            TRINITY I FUND, L.P.

                        201 Main Street, Suite 3200
                          Fort Worth, Texas 76102





     This Consent Statement (the "Consent Statement") and the enclosed form of written consent are furnished by Portfolio FF Investors, L.P., a Delaware limited partnership, the sole general partner of which is Portfolio Genpar, L.L.C., which in turn is wholly-owned by Trinity I Fund, L.P. The general partner of Trinity I Fund, L.P., is TF Investors, L.P. and its general partner, in turn, is Trinity Capital Management Inc., which is wholly-owned by Mr. Thomas M. Taylor of Fort Worth, Texas. Mr. Taylor and each of the foregoing entities are participants in this solicitation and are hereinafter referred to collectively as "Trinity." Portfolio FF Investors, L.P. directly, and therefore Mr. Taylor and each of the foregoing entities indirectly, beneficially owns 3,834,150 (or 8% of the outstanding) shares of the common stock of Harnischfeger Industries, Inc. (the "Company"). In addition, Clive D. Bode, Lilli Gordon and John Marion, Jr. may also be deemed to be participants in this solicitation.

     Trinity is furnishing these materials to the holders of the common stock (the "Common Shares") of the Company in connection with the solicitation of written consents by and on behalf of Trinity to take action without a stockholders' meeting, as permitted by Delaware law.

         Trinity is asking the holders of the Common Shares to consent to, and thus effect, the following proposed corporate actions
(collectively, the "Proposals"):

(1) Amend the bylaws of the Company (the "Bylaws") to require that the Board of Directors (the "Board") submit all significant merger, restructuring, joint venture or similar transactions to a vote of the stockholders.

(2) Amend the Bylaws to separate the offices of Chairman of the Board and Chief Executive Officer and provide that the Chairman of the Board must be a non-management (i.e., not a current or former employee of the Company) director.

(3) Amend the Bylaws to provide that a meeting between all stockholders of the Company and the non-management directors may be called by stockholders holding not less than 25% of the corporation's voting stock.


        Stockholders of the Company are being asked to express their consent to the Proposals on the enclosed WHITE consent card. Trinity urges you to sign, date and return today the enclosed WHITE consent card in the enclosed postage prepaid envelope. TRINITY REQUESTS THAT THE ENCLOSED WHITE CONSENT CARD BE SIGNED, DATED AND RETURNED TO IT BEFORE MAY 25, 1999 (THE "TARGET DATE"). Failure to return your consent will have the same effect as voting against the Proposals. Regardless of how many shares you own, your vote is very important.

        The record date for the solicitation made hereby is April 30, 1999. To be effective, a written consent with respect to the Proposals must be delivered to the Company within 60 days of the earliest dated written consent. This Consent Statement and the enclosed WHITE consent card are first being mailed to stockholders on or about April 30, 1999.

        THESE ARE PRELIMINARY CONSENT MATERIALS AND, IN ACCORDANCE WITH UNITED STATES SECURITIES LAWS, DO NOT INCLUDE A CONSENT CARD. ONCE OUR CONSENT MATERIALS BECOME DEFINITIVE, YOU WILL RECEIVE ANOTHER COPY ALONG WITH OUR WHITE CONSENT CARD WHICH YOU CAN USE TO VOTE YOUR SHARES.

        For assistance or further information, please call D.F. King & Co., Inc. ("D.F. King"), which is assisting us in this matter, toll free at 1-800-758-5378. If your shares are held in your name, please mark, sign, date and mail the enclosed WHITE consent card to D.F. King in the enclosed postage pre-paid envelope. If your shares are held in the name of a brokerage firm, bank or other institution, you should contact the person responsible for your account and give instructions for the WHITE consent card representing your shares to be marked, dated, signed and mailed. Only that institution can execute a WHITE consent card with respect to your shares held in the name of such institution and only upon receipt of specific instructions from you. Trinity urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Trinity in care of D.F. King at the address set forth below so that Trinity will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     If you have any questions about executing your consent or require assistance, please contact:

                           D.F. King & Co., Inc.
                              77 Water Street
                         New York, New York  10005
                         Toll Free:  1-800-758-5378

                        REASONS FOR THE SOLICITATION

     Trinity has commenced this consent solicitation in order to protect and enhance shareholder value, especially in light of the Company's recent poor financial performance, coupled with the refusal of all but two of the non-management directors to meet with Trinity. See "Background--Discussions with the Company" below. Trinity, however, has not made any analysis or commissioned any report that would indicate that these specific proposals or similar proposals would have any effect on stockholder value. There can be no assurance, therefore, that the Company's performance will improve or that stockholder value will be enhanced as a result of this solicitation or the proposals presented.

        The three proposals set forth in this solicitation statement are intended to create increased independence at the Board level and greater input at the stockholder level:

          (i) The first proposal will amend the Bylaws to require the Board to submit all significant (generally transactions with a value of over $100 million) merger, restructuring, joint venture or similar transactions to a vote of stockholders for their prior approval. Trinity believes that stockholders should be asked to approve all transactions of significant magnitude.

          (ii) The second proposal will amend the Bylaws to separate the offices of Chairman and Chief Executive Officer and will provide that the Chairman must be a non-management (i.e., not a current or former employee of the Company) director. Trinity believes that this change should strengthen the Board and improve how it oversees the management of the Company by adding an independent check on management and by enhancing management credibility and accountability.

          (iii) The third proposal will amend the Bylaws to permit stockholders holding not less than 25% of the Company's voting stock to call a meeting between all stockholders of the Company and the non-management directors. Trinity hopes that this change will improve communication between the Board and stockholders.

        Please note, however, that in response to this solicitation, on April 23, 1999, the Company adopted three bylaws that, according to the Company's press release dated April 23, 1999, "reflect much of what is contained in the Trinity proposals." Trinity, however, believes that the differences between its proposals and the Company's new bylaws are significant. See "Background -- Discussions with the Company" below.

   Proposal No. 1:  Amend the Bylaws to require that the Board submit all significant merger, restructuring, joint venture or similar transactions to a vote of the stockholders.

        "Resolved, that Article XIII of the Bylaws be amended and restated in its entirety to read as follows:




                                ARTICLE XIII

                          SIGNIFICANT TRANSACTIONS

     The affirmative vote or consent of the holders of a majority of all shares of stock of the corporation unconditionally entitled to vote in elections of directors, considered for the purpose of this Article XIII as one class, shall be required for the adoption, approval or authorization of any significant transaction (as hereinafter defined).
A proxy statement responsive to the requirements of the Securities Exchange Act of 1934 shall be mailed to stockholders of the corporation for purpose of soliciting stockholder approval of such significant transaction and shall contain at the front thereof, in a prominent place, any recommendation as to the advisability (or inadvisability) of the significant transaction which the directors may choose to make and an opinion of a reputable investment banking firm as to the fairness (or not) of the terms of such significant transaction from the point of view of the stockholders of the corporation (such investment banking firm to be selected by a majority of the directors and to be paid a reasonable fee for their services by the corporation upon receipt of such opinion). As used in this Article XIII, the term "significant transaction" shall include any sale, merger, restructuring, joint venture or similar transaction of the corporation or any of its subsidiaries having a transaction value (exclusive of any indebtedness assumed), as determined in good faith by the Board, in excess of $100 million."

     Trinity recommends that you consent to the proposed bylaw amendment by consenting to Proposal No. 1.

Proposal No. 2:     Amend the Company's Bylaws to separate the offices
                    of Chairman of the Board and Chief Executive Officer and provide that the Chairman of the Board must be a non-management (i.e., not a current or former employee of the Company) director.

     "Resolved, that Article IV, Section 1 of the Bylaws be amended and restated in its entirety to read as follows:

     SECTION 1. Number. The officers of the corporation shall be a Chairman of the Board (who must be a member of the Board of Directors other than a current or former employee of the Company), a Chief Executive Officer, a President, one or more Vice Presidents (the number thereof to be determined by the Board of Directors), a Secretary, a Treasurer and a Controller, each of whom shall be elected by the Board of Directors. The Board of Directors may also elect a Chief Operating Officer and one or more Group Presidents and may designate one or more of the Vice Presidents as Executive Vice Presidents or Senior Vice Presidents. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person, except the offices of Chairman of the Board and Chief Executive Officer or any other office, the offices of President and Secretary, and the offices of President and Vice President.

     Trinity recommends that you consent to the proposed bylaw amendment by consenting to Proposal No. 2.

   Proposal No. 3:  Amend the Bylaws to provide that meetings between all stockholders of the Company and the non-management directors may be called by stockholders holding not less than 25% of the corporation's voting stock.

        "Resolved, that Article III, Section 16 of the Bylaws be amended and restated in its entirety to read as follows:

     Section 16. Special Meetings of Non-Management Directors. Notwithstanding anything to the contrary contained in these Bylaws, a special meeting between all stockholders of the Company and the non-management members of the Board of Directors may be called at any time by stockholders holding, of record or beneficially, not less than one-quarter of all the shares unconditionally entitled to vote in elections of directors by the written request or requests of such stockholders delivered to the Secretary of the Company. Such stockholders shall have the right, in person or by representative, to attend any such meeting. Such stockholders may fix any place, either within or without the State of Delaware, as the place for holding any such special meeting of the non-management members of the Board of Directors. The directors at any such meeting may, by resolution passed by a majority of such directors, make recommendations to the entire Board of Directors. Such meeting shall be held at the expense of the corporation within 30 days of the request or requests therefor.

     Trinity recommends that you consent to the proposed bylaw amendment by consenting to Proposal No. 3.

GENERAL INFORMATION ABOUT SOLICITATION OF CONSENTS

Consent Procedure, Effectiveness and Record Date

     Section 228 of the Delaware General Corporation Law (the "DGCL") states that, unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action that may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded. The Company's Certificate of Incorporation does not prohibit stockholder action by written consent.

     Section 213(b) of the DGCL provides that if no record date has been fixed by the board of directors, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Notwithstanding the foregoing, Section 13 of Article II of the Company's Bylaws sets forth a process which stockholders must follow in order to seek action by written consent without a meeting. Pursuant to Section 13(a) thereof, a stockholder seeking to have the stockholders of the Company authorize or take action by written consent is required to request, by written notice to the Secretary of the Company, that the Board fix a record date. The Company's Board is required to promptly, but in all events within ten days after the date on which the request is received, adopt a resolution fixing the record date for the solicitation (which may not be more than ten days after the date of the resolution).

        The Proposals will become effective when properly completed, unrevoked consents are signed by the holders of record as of the Record Date of a majority of the Common Shares then outstanding and are delivered to the Company and, pursuant to the Company's Bylaws, nationally recognized independent inspectors of elections, hired by the Company for the purpose of performing a ministerial review of the validity of the consents and revocations, certify to the Company that the consents delivered in accordance with Section 13(a) of Article II of the Bylaws represent at least the minimum number of votes that would be necessary to take the corporate action, provided that the requisite consents are so delivered within 60 days of the date of the earliest dated consent delivered to the Company. Trinity, however, is requesting that the enclosed WHITE consent card be signed, dated and delivered to it before the Target Date.

     If the Proposals are adopted pursuant to the consent procedure, prompt notice must be given by the Company pursuant to Section 228(d) of the DCGL to stockholders who have not executed consents. The Company will promptly announce when the action by written consent has been taken, thus enabling the stockholders desiring to withdraw their consents to learn whether the action has become effective.

     The close of business on April 30, 1999 (the "Record Date") has been established as the record date for determining stockholders entitled to consent to corporate action in writing without a meeting. According to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 1999, there were, to the best knowledge of Trinity, 47,941,690 Common Shares issued and outstanding and entitled to vote at March 15, 1999.

     Only holders of record as of the close of business on the Record Date will be entitled to consent in writing. If you are a stockholder of record on the Record Date you will retain your voting rights even if you sell your shares after the Record Date. Accordingly, it is important that you execute a consent with respect to the Common Shares held by you on the Record Date, even if you sell such Common Shares after the Record Date.

        If your Common Shares are held in the name of a brokerage firm, bank, or other institution on the Record Date, only it can execute a consent with respect to your shares and only after receiving your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. Trinity urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of these instructions to Trinity in care of D. F. King at the address set forth above so that Trinity will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Consents Required

     Each outstanding Common Share entitles the Record Date holder thereof to one vote on each of the Proposals. Accordingly, based on the information in the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 1999, written consents by holders representing a majority of the issued and outstanding Common Shares, that is approximately 23,970,846 Common Shares (not including abstentions and broker non-votes), will be required to adopt and approve each of the Proposals. Each abstention and broker non-vote with respect to any of the Proposals will have the same effect as a vote against such Proposal.

   Effect of the White Consent Card

        Trinity is soliciting FOR each of the Proposals. Shares represented by the WHITE consent card will be voted in accordance with the directions indicated thereon or, if no direction is indicated, in accordance with the recommendations of Trinity contained in this Consent Statement as to all Common Shares represented by that consent card.

        Any stockholder executing and delivering Trinity's enclosed WHITE consent card may revoke such action at any time before the time that the action authorized by the executed consent becomes effective by duly executing a later-dated consent or an instrument expressly revoking the consent. A revocation may be delivered either to Trinity, in care of D.F. King, or to the Company at P.O. Box 554, Milwaukee, Wisconsin 53201 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Trinity requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to Trinity as set forth above, so that Trinity will be aware of all revocations and can more accurately determine if and when the requisite consents to the actions described herein have been received.

                         BACKGROUND

Who is Trinity?

     Trinity I Fund, L.P. is a Delaware limited partnership (the "Trinity Fund") that makes active, block investments in public corporations that, in its view, could benefit from the presence of a large, patient investor. The Trinity Fund was formed in 1995 by its general partner, TF Investors, L.P., a Delaware limited partnership which is managed by its general partner, Trinity Capital Management, Inc. Trinity Capital Management, Inc., in turn, is a Delaware corporation wholly owned by Mr. Thomas M. Taylor of Fort Worth, Texas.

     The Trinity Fund, through Portfolio Genpar, LLC (a Delaware limited liability company which it wholly owns), generally forms a new limited partnership for each of its investments. Portfolio FF Investors, L.P. is the Delaware limited partnership formed to hold the Trinity Fund's investment in the Company.


Discussions with the Company

     Trinity has been a stockholder of the Company since April 1998. As referenced in the April 6, 1999 letter to Mr. Jeffery T. Grade, Chairman of the Board and Chief Executive Officer of the Company, reproduced below, Trinity recently requested a meeting with the non-management directors to discuss the Company's present situation. On April 12, Mr. Taylor received a letter from Mr. Grade, also reproduced below, that rejected such a meeting, based upon the contention that the Company's hiring of an outside financial advisor to help evaluate alternatives to enhance shareholder value "addresses the issues discussed in your letter of April 6, 1999."

     Trinity believes, for the reasons given above under "Reasons for the Solicitation," that the reform proposals discussed in this solicitation will help to protect and enhance shareholder value. The events that led to the filing of this Consent Statement thus began, most immediately, with the following exchange of letters between Mr. Taylor and Mr. Grade.

     STATEMENTS CONTAINED IN THE CORRESPONDENCE EXCHANGED BETWEEN MR. TAYLOR AND MR. GRADE REFLECT THE OPINIONS OF THE AUTHORS AND DO NOT NECESSARILY REPRESENT STATEMENTS OF FACT.

     April 6, 1999

     Mr. Jeffery Grade
     Harnischfeger Industries
     3600 South Lake Dr.
     St. Francis, WI 53235-3716

     Dear Mr. Grade:

          As you know, we have been shareholders of Harnischfeger for almost one year and presently own over 8% of the Company. We are not happy with the Company's performance and believe you should be actively seeking ways to reverse the situation. A recently published Business Week ranking of corporations in the S&P 500 underscores just how bad the Company's performance has been. According to that ranking, the decline in Harnischfeger's stock price in the recent past has earned the Company the distinction of the worst performer in the S&P 500 in total shareholder returns over the latest one-year and three-year periods (Business Week, March 29, 1999). Furthermore, the Company received a performance grade of "F" in all of the eight performance areas evaluated in this survey.

          We think that the role of the CEO and the board of directors is considerably heightened in difficult times such as Harnischfeger is experiencing, and that it is imperative in such times that all tangible strategic options be thoroughly reviewed. We are deeply concerned that you and the Harnischfeger Board may be neglecting your fiduciary duty, particularly with respect to the evaluation of a recent offer that the Company received from another company in the industry.

          Our investment style is to make sizeable, long-term investments in public corporations, and to carefully monitor our investments throughout their duration. In the course of our involvement with Harnischfeger, we have had extensive dialogue with management, other Harnischfeger shareholders and a number of the Company's customers, competitors and suppliers. Recently, when we approached one of the companies in a related business field, we learned that this company had made numerous advances to Harnischfeger regarding a strategic combination, and had extended a premium offer to purchase the company, subject to due diligence. We understand that the Company has not moved forward, nor has taken any action, regarding this proposal. We also understand that the Company presently is contemplating a transaction that would make a merger or acquisition very difficult or impossible to accomplish. This is very disturbing.

          We do not understand on what basis you and the Harnischfeger Board are evaluating the current proposal, and the potentially significant synergies it could offer. Currently, we know that no independent directors have yet met with any officials of the offeror. You and members of the Harnischfeger Board, of course, must realize the extent of your fiduciary duty in such situations; yet the lack of responsiveness to date leaves me questioning the standards to which the actions of you and the Harnischfeger Board have been subjected. We would assume that the Company or its advisors, if they have not already, intend to undertake a complete examination of the value that could be delivered to Harnischfeger shareholders through a combination of the two companies, and compare that value to the value of Harnischfeger's other alternatives. Any other approach, it would seem, fails to address the underlying issues.

          We would like to meet with all of the non-management members of the Harnischfeger Board over the next few days. The purpose of the meeting is to hear the Board's appraisal of the merger proposal and to understand the time frame for the Board's decision making. We also would like to hear of any other opportunities that the Company is reviewing, including the transaction referred to above. Finally, we would like to share our own assessment of the potential value inherent in the proposed strategic merger, which we believe to be consistent with the views of many of Harnischfeger's large shareholders.

          I will call you tomorrow to arrange a meeting.

                                   Sincerely,

                                   /s/ Thomas M. Taylor
                                   Thomas M. Taylor

     cc:  The Harnischfeger Board of Directors

     On April 12, 1999, Mr. Taylor received the following letter and press release:



     April 12, 1999

     Mr. Thomas M. Taylor
     Taylor & Co.
     201 Main Street
     Fort Worth, Texas  76102-3131

     Dear Mr. Taylor:

          Enclosed is a press release we issued today. We believe this addresses the issues discussed in your letter of April 6, 1999 as well as our subsequent conversation of April 8. In consideration of the foregoing, the Board sees no purpose at this time for a meeting with you.

                              Sincerely,

                              /s/ Jeffrey T. Grade
                              Jeffrey T. Grade

     JTG/jo
     enc

              HARNISCHFEGER GOAL TO ENHANCE SHAREHOLDER VALUE;
               RETAINS CHASE SECURITIES AS INVESTMENT BANKER

     MILWAUKEE -- April 12, 1999 -- Harnischfeger Industries, Inc. (NYSE:
     HPH) today confirmed that its board of directors has retained Chase Securities Inc. to help evaluate, in an orderly process, alternatives for the company designed to enhance shareholder value, including potential transaction opportunities. The company indicated that, while there is no assurance that any transaction will be achieved, it hopes to be able to reach meaningful conclusions within the next month or two. Meanwhile, the company continues to work with Chase Manhattan Bank to achieve an appropriate refinancing of its operations. A Harnischfeger spokesman said that the board is open to consider credible opportunities to enhance shareholder value.

     April 13, 1999

     Mr. Jeffery Grade
     Harnischfeger Industries
     3600 South Lake Dr.
     St. Francis, WI 53235-3716

     Dear Mr. Grade:

          We received your letter of April 12 rejecting our request to meet with the non-management directors of the Company. While we are relieved that the Company has finally decided to hire an outside financial advisor to help evaluate alternatives to enhance shareholder value, we strongly disagree with your contention that the hiring of such an adviser "addresses the issues discussed" in our letter of April 6, 1999, and are disappointed that the non-management directors are unwilling to meet with one of its major shareholders.

          Given the performance history of the Company and the credibility problem that this management team has with its shareholders, we are initiating a written consent process to solicit support for several reforms to the Company's governance structure. We believe that if these reforms are adopted, they will bolster the process currently being undertaken by the Company, and increase shareholders' confidence that meaningful steps will be taken to enhance shareholder value pursuant to this process.

          We are thereby soliciting support for the following three corporate governance reforms through the written consent process as provided for under Delaware law and the Company's Bylaws:

(i) The first proposal will amend the Bylaws to require the Board to submit all significant (generally transactions with a value of over $100 million) merger, restructuring, joint venture, or similar transactions to a vote of stockholders for their prior approval;

(ii) The second proposal will amend the Bylaws to separate the offices of Chairman and Chief Executive Officer and will provide that the Chairman must be a non-management (i.e. not a current or former employee) director;

(iii) The third proposal will amend the Bylaws to permit stockholders holding not less than 25% of the Company's voting stock to call a meeting between all shareholders of the Company and the non-management directors.

     In the weeks ahead, we remain open to a meeting with the non-management directors to discuss these reforms and the Company's efforts with respect to the value enhancement process.

                              Sincerely,

                              /s/ Thomas M. Taylor
                              Thomas M. Taylor

        The following week, as the Company has previously disclosed, the Company attempted to arrange a meeting between Mr. Taylor and two of the independent directors (Stephen M. Peck and L. Donald LaTorre) instead of all the independent directors as Mr. Taylor had requested. Accordingly, no meeting was held. On April 23, 1999 the Company announced that its Board had nonetheless proceeded to adopt three new bylaws that, in its view, "reflect much of what is contained in the Trinity proposals." These amendments may be summarized as follows:

          1. The Company's first bylaw amendment fixes the threshold for required stockholder approval at 25% of the assets of the Company and its subsidiaries, taken as a whole. Trinity's proposal would fix this threshold at $100 million.

          2. The Company's second bylaw amendment, rather than mandating the separation of the positions of Chairman and Chief Executive Officer (as would be required under Trinity's proposed bylaw), provides for an annual review of the issue by the Company's Corporate Governance Committee. The Board would then retain the flexibility to separate the two positions at any time it determines that it is appropriate to do so.

          3. The Company's third bylaw amendment adds certain procedural and timing restrictions to Trinity's third proposed bylaw amendment. These added restrictions include (i) permitting the Board to select the day, time and place of the meeting and delay holding it for up to 45 days after the request and (ii) not requiring any meeting within six months of any other such meeting or within three months of any annual or special meeting of stockholders.

Unlike the Company, Trinity therefore believes that the Company's amendments are significantly watered-down versions of Trinity's proposals that give shareholders, as summarized above, fewer rights.

     Over the past months, Trinity representatives have had numerous conversations with stockholders and investment analysts about the Company. Representatives of Trinity and the Company arranged for two meetings between Mr. Taylor and Mr. Grade held on May 22, 1998 and June 9, 1998. At these meetings, Mr. Taylor expressed his view that the Company could benefit from possible corporate governance initiatives, such as separating the office of Chairman and Chief Executive Officer and establishing an independent committee of the Board to oversee and direct the Company's on-going restructuring evaluation. Mr. Grade's response was not encouraging.

     On June 15, 1998, Mr. Taylor sent the following letter to each of the non-management members of the Company's Board. References in the letter to the "Asia Pulp and Paper Company contract," the "Indonesia situation" and the $192 million write-off refer to the anticipated losses on contracts (mostly Indonesian) at the Company's Beloit pulp and paper machinery segment that were disclosed in the Company's Form 10-Q for the quarterly period ended April 30, 1998.

     June 15, 1998

     [Name of Director]
     [Address]

     Dear Director:

          On May 22nd and June 9th, I met with Harnischfeger's CEO, Jeffery Grade, to discuss the Company's performance and the concerns of myself and other shareholders in the aftermath of the disclosures surrounding the Asia Pulp & Paper Company contract. Although my organization only recently became a shareholder of the Company, our investment style is to work constructively with the managements and boards of directors of our portfolio companies to address value and market credibility and perception issues. It was in this vein that I met with Mr. Grade.

          Members of my organization and myself have had discussions with various shareholders and investment analysts who follow Harnischfeger. It has become clear to us, based on these discussions, that the Company is suffering from a severe credibility problem. A major source of the problem is the Indonesia situation and the $192 million write-off, but there are other serious issues at the Company as well, as reflected in the most recent quarterly earnings announcement. We find it particularly disconcerting that the Company entered into a contract in excess of $600 million without a process of Board review and approval. This is totally unacceptable. Further, we understand that apparently Mr. Grade himself was not even aware of the structure of the contract until revelations came out earlier this year.

          We believe that the market's lukewarm reaction to the Company's announcement that it was exploring various restructuring alternatives is a direct manifestation of shareholders' lack of confidence in Harnischfeger's senior management. The purpose of my meeting with Mr. Grade, in large part, was to discuss possible governance initiatives that would act as a starting point for directly addressing shareholders' concerns. These ideas, which borrow from several "best practices" in corporate governance, were intended to create increased independence at the Board level as the Company pursues its restructuring efforts and concurrently, to improve communication with shareholders. Specifically, we asked that Mr. Grade consider actions that would separate the positions of CEO and Chairman, assemble an independent committee of the Board to oversee and direct the restructuring evaluation, develop communication protocols for providing shareholders information during this period and to consider the possible appointment to the Harnischfeger Board of highly-regarded individual with no ties to us or to current management. Several of the Company's shareholders whom we spoke with expressed general support for these types of governance practices.

          I was shocked and dismayed by Mr. Grade's reaction to our initiatives and, in particular, his comment to me that taking such steps may cause the financial community to think there is a problem at the Company when in fact there is not. Quite frankly, it borders on the ludicrous to claim that no problems exist. At the very least I would have thought that Mr. Grade would have fulfilled his duties as Chairman and offered to bring our ideas to the full Board.

          I had hoped that my most recent meeting with Mr. Grade would restore my confidence in senior management. Unfortunately, the result was just the opposite. I believe that the Company is in a very precarious situation and would like the opportunity to meet with the non-management board members to discuss the shareholders' concerns. I would also suggest that the Company's other major shareholders be invited to participate in this meeting so that board members are given a perspective that goes beyond that of my organization. I believe that there is no time to waste and urge you to schedule the meeting as soon as possible.

          I will be in touch in the next few days to discuss how to proceed.

                              Sincerely yours,

                              /s/ Thomas M. Taylor
                              Thomas M. Taylor

cc:  Jeffrey T. Grade
     John N. Hanson
     Francis M. Corby, Jr.

     Mr. Grade then sent the following letter to Mr. Taylor on June 19, 1998:

     June 19, 1998

     Mr. Thomas M. Taylor
     Taylor & Company
     115 East Putnam Avenue
     Greenwich, CT 06830


     Dear Mr. Taylor:

          I have reviewed with the Board of Directors of Harnischfeger Industries our meetings with you on May 22 and June 9. The Board has considered your letters to the directors dated June 15, 1998 and has asked me to respond to your letter.

          The Board already has in place a committee consisting entirely of independent directors, the Finance and Strategic Planning Committee, that performs the functions you describe, specifically, consideration of broad range strategic issues affecting the Company and our efforts to increase shareholder value. The current restructuring evaluation is being conducted under the direct supervision of that committee. Larry Brady, President of FMC Corporation, is chairman of that committee and is willing to meet with your group at 3:30 p.m. on June 24, 1998 at The Drake Hotel, 140 E. Walton Place, Chicago, IL (The Huron Room) to discuss your concerns. Since you also raised the subject of the APP contracts, Robert Hoffman, Vice Chairman of Monsanto, who is chairman of Harnischfeger's Audit Committee and also a member of the Finance and Strategic Planning Committee, will attend the meeting. Andrew R. Brownstein of Wachtell, Lipton, Rosen & Katz, counsel to the company and the Board on these matters, will also attend. The Board has requested that I also be in attendance.

          Please call my secretary to confirm your attendance and let us know who will be attending the meeting on your behalf. In an effort to facilitate a focused discussion, please limit your group to three participants representing the Trinity I fund.

          The Board has also asked me to let you know that it is always willing to consider a qualified candidate who can make a contribution to the Board and the Company and who is prepared to devote the substantial time and energy required to serve as a director of Harnischfeger. Any suggestions you may have for an independent director candidate meeting these criteria should be submitted to our corporate secretary who will direct them to the Board's Corporate Governance Committee.

          Our Board is independent, tough minded, hard-working and devoted to the best interests of Harnischfeger and its shareholders. In light of this, the Board sees no particular benefit to Harnischfeger in separating the offices of Chairman and Chief Executive.

          On behalf of the Board of Directors.

                              Very truly yours,

                              /s/ Jeffery T. Grade
                              Jeffery T. Grade

     On June 24, 1998, Mr. Taylor and two other representatives of Trinity (Clive D. Bode and John Marion, Jr.) met with two non-management members of the Company's Board, counsel for the Company and Mr. Grade. After the meeting, Mr. Taylor sent the following letter to the two non-management members of the Board:

     June 30, 1998

     [Name of Director]
     [Address]

     Dear Director:

          Thank you for taking the time to meet with us last Wednesday. We appreciate your cordiality as well as the frankness you exhibited as a non-management member of the Harnischfeger Board of Directors.

          After meeting with you to discuss some of the critical issues facing the Company, we came away confident that you are truly an independent director of the Harnischfeger Board. You can be assured that we will share this perspective with the other shareholders who have expressed concern to us about the current state of affairs at the Company.

          Upon further reflection, I believe it would be helpful if I clarified a few points that arose during our meeting. The first is with respect to our request for a meeting with the Company's non-management directors. I have attached a copy of both our June 15 letter in which that request was made and the June 19 letter we received from Mr. Grade, stating that "the Board has requested that I also be in attendance" at the meeting. While I believe that an open dialogue between a company's CEO and major shareholders can be very valuable, I also believe that there are circumstances in which a meeting with non-management directors and shareholders can be much more productive. Harnischfeger, I believe, is a case in point. At this point in time, it is important to provide the Company's shareholders the opportunity to express their concerns in an environment that will encourage maximum openness, without any rancor, defensiveness, or unnecessary interruptions. Should other Harnischfeger shareholders request a meeting, I would recommend that only the non-management directors be present.

          A second point that I wanted to clarify is what I meant by appointing an outside board member as a "director ombudsman" to communicate with shareholders during this challenging period in the Company's history. My thinking has always been that such an individual be chosen from the current roster of non-management directors. This would be preferable to having a newly-appointed non-management director who is less familiar with the Company's operations and history play such a role.

          Another issue I would like to address is the footnote in the most recent 10-Q, discussing the Beloit situation in Indonesia. We find the following language pertaining to the investigation particularly ambiguous:

          "the actual costs may vary significantly from the estimates, up or down, based upon numerous factors including the volatility of the Indonesian political and economic situation and delivery, performance, and other risks and uncertainties inherent in executing these large, complex projects. These factors cannot be predicted with certainty and may affect income on a quarter-to-quarter basis."

     Such language creates continued uncertainties in our minds as to whether other problems pertaining to this situation may still surface in the future.

          Finally, once again I want to express my appreciation for your courteous audience as we expressed some of the concerns we have as a major shareholder of the Company. In addition, I am hopeful that you appreciate, as a result of our meeting and your own first-hand observations, how Mr. Grade's attitude could play a major part in contributing to the current credibility gap at Harnischfeger that persists among many members of the investment community.

          We continue to reflect on our discussion with you and will be in touch as we refine our thinking on how best to proceed.

                              Sincerely,

                              /s/ Thomas M. Taylor
                              Thomas M. Taylor

     On September 4, 1998, Mr. Taylor sent the following letter to Mr.
Grade:



     September 4, 1998

     Mr. Jeffrey Grade
     Harnischfeger Industries
     3600 South Lake Drive
     St. Francis, WI  53235

     Dear Mr. Grade:

          In my June 15 correspondence with you (see attached), I expressed the view that Harnischfeger faced serious issues and, that the Company's senior management suffered from a severe credibility problem with its shareholders. I suggested several corporate governance initiatives that if adopted could help to restore shareholders' confidence in the Company's management. In addition, I suggested that the Company convene a meeting of the non-management directors, ourselves, and other major shareholders to discuss our concerns. At the time, Harnischfeger's stock price was at $28 , which was 40.6% below its peak stock price in 1997.

          We did have the opportunity to meet with two of the non-management directors, Messrs. Brady and Hoffman; however, the meeting was also attended by Mr. Grade, which impeded our ability to have a full and frank discussion of the issues and to exchange our views with all of the Company's non-management directors. At that meeting, we expressed our concern with management and its missteps over the past two years. We indicated that these were not isolated events, but rather part of a long-term pattern that has resulted in a lack of confidence on the part of shareholders and the financial community at large.

          In the two months since these discussions took place matters have gone from bad to worse. Harnischfeger's stock price has declined an additional 44% to $16, and last week the Company announced a staggering net income loss in the third quarter of $38.6 MM, including a $65.4 MM operating loss at the Beloit Division. Further, during the third quarter conference call, shareholders were informed of a number of disturbing events, including the following:

               (i) A major Longwall project "had internal bid process problems" due to
          "an estimate that was not realized."

               (ii) In the second quarter, management had built up Joy inventory "in anticipation of an increase in rates, with a peak in the fourth quarter."

               (iii) The Company had taken an $11 MM loss on a receivable that was in dispute.

               (iv) The Company remains unsure if and when the Asia Pulp & Paper Company will attain the financing and pay the Company for the third and fourth machines that they ordered (Machine Nos. 811 & 812).

               (v) Mr. Grade reversed a pledge made during the 1998 second quarter conference call in which he stated that, following the implementation of the second restructuring at Beloit (as detailed in February of 1998), the Beloit Division would have the ability to bring in zero new OEM machine business, and still not lose money. In this conference call, he stated that the division would now break even after the additional $35 MM in expense cuts are taken out of Beloit's cost structure.

               (vi) Finally, despite the Company's perilous balance sheet situation, Mr. Grade concluded the call by actually ruminating over the possibility of whether Harnischfeger should purchase five mining competitors.

          These events underscore the concerns we expressed to the Company two months ago. In our view, the management team has lost whatever remaining credibility it had. This certainly would be unsettling even in good times. But during these extremely challenging times in the industry, we believe that we have a situation of near crisis proportions.

          We believe that these circumstances demand a tough stance by the Harnischfeger Board and answers to some immediate questions.
     For example, is management, as they previously stated to us in May, really doing everything possible on the cost side? How does an extended downturn in the mining industry affect management's actions, given that there is no sign at this point of the recovery that they anticipated would take place this summer? Is the management team still too optimistic regarding the potential demand for the upcoming year? Is the management actually contemplating additional acquisitions when the Company's debt-to-capitalization has ballooned to over 58%, and there has yet to be any resolution of the Asia Pulp & Paper Company Ltd. receivable and the Potlach Corp. litigation? These and other questions must be addressed without delay.

          We would like to request, once again, a meeting between non-management directors, ourselves, and the major shareholders to discuss these issues. As we mentioned in our most recent securities filing, among the alternatives that we are considering is a consent solicitation, as currently provided for in the Company's bylaws, to canvass shareholder support for initiatives to address the current situation. Before making a decision to pursue such a course, we think it is important to have an open exchange to express the shareholders' concerns directly with the non-management directors and to listen to whatever feedback you can provide at this time.

          I will call you in a couple of days to see how best to proceed.

                              Sincerely yours,

                              /s/ Thomas M. Taylor
                              Thomas M. Taylor

     Mr. Grade then sent the following letter to Mr. Taylor on September
24, 1998:

     September 24, 1998

     Mr. Thomas M. Taylor
     Taylor & Co.
     201 Main Street
     Fort Worth, Texas  76102-3131

     Dear Tom:

          The Harnischfeger Board has reviewed your letter of September
     4, 1998.

          Based on the report of Messrs. Brady and Hoffman, the Board is surprised that you would assert that my presence impeded a full and fair exchange of views at our last meeting although we did note that you offered no substantive suggestions for dealing with the issues facing our Company. Nonetheless, taking your assertion at face value, and in the event that you might have a constructive, substantive suggestion, at the Board's direction, Larry Brady, Bob Hoffman and I will meet again with you and your colleagues at 12:00 Noon, on Monday, October 19 at The Mid-America Club, 200 E. Randolph Drive, Chicago, Illinois. Mr. Brownstein will also attend.

          The Board believes that management provides a level of operating detail useful to a meeting with significant shareholders and has directed me to attend. You should understand that neither the Board nor I wish my presence to inhibit you from expressing your views in any way, and you should not feel constrained. Messrs. Brady and Hoffman will not be.

          Harnischfeger's management and directors have been actively meeting with the Company's major shareholders and our meetings with you are being held in that context. Accordingly, we will discuss your concerns and any suggestions you may have, and the Board sees no reason to involve other shareholders in a meeting between us and you.

          Please call my office at (414) 486-6860 to confirm that these arrangements are acceptable. We look forward to seeing you.

                                   Very truly yours,

                                   /s/ Jeff Grade
                                   Jeffrey T. Grade

     Mr. Taylor met with Mr. Grade on October 15, 1998. At this meeting, Mr. Taylor suggested the consideration of adding an additional independent director to the Board. Following the meeting, Trinity learned that the Company was considering appointing Stephen M. Peck as an independent member of the Board and requested a meeting with Mr. Peck. The Company, however, declined such request. On December 7, 1998, the Company announced the appointment of Mr. Peck to the Board. (Mr. Peck, however, was not suggested or nominated by Trinity or any of its representatives.)

                       VOTING SECURITIES OUTSTANDING

     The following table provides information as to the beneficial ownership of the Common Shares by each current director and officer, all current officers and directors as a group, and each other person who beneficially owns 5% or more of the Shares. The information for current directors, current officers and for all current officers and directors as a group has been taken from the Company's most recent filings with the Securities and Exchange Commission. The information for beneficial holders (other than Trinity) of 5% or more of the Common Shares has been taken from each such holder's most recent filing on Schedule 13D or
Schedule 13G with the Securities and Exchange Commission. Although Trinity has no reason to believe that any such information is inaccurate or incomplete, Trinity has undertaken no independent investigation of such information and does not assume any responsibility for its accuracy or completeness.

Name and Address
of Beneficial Owner           Shares Owned        Percent of Class(1)

Trinity                       3,834,150(2)                  8.0%
201 Main Street, Suite 3200
Fort Worth, Texas 76102

Trimark Financial Corporation 5,000,300(3)                  10.4%
One First Canadian Place
Suite 5600, P. O. Box 487
Toronto, Ontario
Canada  M5X 1E5

Brinson Partners, Inc.        4,135,040(4)                   8.6%
209 South LaSalle
Chicago, Illinois  60604-1295

Morgan Stanley, Dean Witter,  3,590,010(5)                   7.5%
Discover & Co.
1585 Broadway
New York, New York  10036

ICM Asset Management, Inc.    2,629,750                     5.5%
601 West Main Avenue
Suite 600
Spokane, Washington  99201

Jeffrey T. Grade              1,119,611(7)                   2.2%

John N. Hanson                   229,858(8)                     *

Francis M. Corby, Jr.            486,266(9)                     *

Mark E. Readinger                 24,74410)                     *

James A. Chokey                   68,130(11)                    *

Larry D. Brady                     7,212(12)                    *

Robert M. Gerrity                  3,747(13)                    *

John D. Correnti                   5,745(14)                    *

Robert B. Hoffman                  5,261(15)                    *

Jean-Pierre Labruyere              8,145(14)                    *

L. Donald LaTorre                  5,304(16)                    *

Leonard Redon                      4,456(14)                    *

Donna M. Alvarado                  6,388(17)                    *

Harry L. Davis                    15,200(14)                    *

Stephen M. Peck                   12,000(18)                    *

All executive officers and       2,098,910(19)               4.2%
directors as a group (19 persons)


*    Less than 1%.

(1) With the exception of Trinity and each other person who beneficially owns 5% or more of the shares, the percent of class is based on 47,949,640 shares of Common Stock outstanding and 1,582,066 shares which are subject to options currently exercisable or which will become exercisable within 60 days of April 20, 1999.

(2) Shares are held by Portfolio FF Investors, L.P., the sole general partner of which is Portfolio Genpar, LLC, which is wholly owned by Trinity I Fund, L.P. Trinity I Fund, L.P.'s sole general partner is TF Investors, L.P., whose sole general partner, in turn, is Trinity Capital Management, Inc., all of whose stock is owned by Thomas M. Taylor.

(3) Based on information contained in a Schedule 13G, Amendment No. 4, filed with the Securities Exchange Commission on February 1, 1999 by Trimark Financial Corporation.

(4) Based on information contained in a Schedule 13G, Amendment No. 1, filed with the Securities Exchange Commission on February 3, 1999 by Brinson Partners, Inc. ("Brinson"). Brinson, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, reported shared voting power and shared dispositive power as to these shares. The report was also filed on behalf of Brinson Holdings, Inc., SBC Holding (USA), Inc. and Swiss Bank Corporation.

(5) Based on information contained in a Schedule 13G, Amendment No. 1, filed with the Securities Exchange Commission on February 5, 1999 by Morgan Stanley, Dean Witter, Discover & Co. and its wholly-owned subsidiary, Miller, Anderson & Sherrerd, LLP, investment advisers registered under Section 203 of the Investment Advisors Act of 1940. Morgan Stanley, Dean Witter, Discover & Co. reported shared voting power as to 3,136,150 shares and shared dispositive power as to 3,590,010 shares. Miller, Anderson & Sherrerd, LLP reported shared voting power as to 2,539,300 shares and shared dispositive power as to 2,931,860 shares.

(6) Based on information contained in a Schedule 13G filed with the Securities Exchange Commission on February 10, 1999 by ICM Asset Management, Inc. ICM reported sole voting power as to 1,871,900 shares and sole dispositive power as to 2,629,750 shares.

(7) Includes 347,113 shares Mr. Grade has a right to acquire upon exercise of stock options, 934 shares beneficially owned under the Profit Sharing Plan, 405,974 shares held under the Supplemental Retirement and Stock Funding Plan and 105,205 shares Mr. Grade has agreed not to sell as long as he remains employed by the Company.

(8) Includes 68,057 shares Mr. Hanson has a right to acquire upon exercise of stock options and 21,964 shares held under the Supplemental Retirement and Stock Funding Plan.

(9) Includes 209,660 shares Mr. Corby has a right to acquire upon exercise of stock options, 934 shares beneficially owned under the Profit Sharing Plan, 45 shares beneficially owned under the 401(k) Plan, 115,330 shares held under the Supplemental Retirement and Stock Funding Plan and 52,550 shares Mr. Corby has agreed not to sell so long as he remains employed by the Company. Also includes 10,200 shares owned by Mr. Corby's three sons.

(10) Shares Mr. Readinger has a right to acquire upon exercise of stock options.

(11) Includes 10,879 shares Mr. Chokey has a right to acquire upon exercise of stock options and 49,333 shares held under the Supplemental Retirement and Stock Funding Plan.

(12) Includes 500 shares held jointly with his wife and 6,712 shares beneficially owned under the Directors Stock Compensation Plan.

(13) Includes 2,747 shares beneficially owned under the Directors Stock Compensation Plan.

(14) Shares beneficially owned under the Directors Stock Compensation
     Plan.

(15) Includes 4,261 shares beneficially owned under the Directors Stock Compensation Plan.

(16) Includes 4,304 shares beneficially owned under the Directors Stock Compensation Plan.

(17) Includes 5,888 shares beneficially owned under the Directors Stock Compensation Plan.

(18) Includes 5,000 shares held by his wife.

(19) Includes the following shares held by executive officers who are not named in the table: 95,394 shares which four executive officers have a right to acquire upon exercise of stock options, 2,446 shares beneficially owned by three executive officers under the Profit Sharing Plan, 108 shares beneficially owned by one executive officer under the 401(k) Plan and 400 shares held by the wife of an executive officer as custodian for their minor children.

                         CERTAIN ADDITIONAL INFORMATION

     The rules of the SEC require Trinity to make available to stockholders certain additional information with respect to those persons and entities who may be deemed to be participants in Trinity's solicitation (each, including all the entities specified in the following paragraph, a "Participant").

     Portfolio FF Investors, L.P., a Delaware limited partnership, holds the number of shares of the Company specified above under "Voting Securities Outstanding." The sole general partner of Portfolio FF Investors, L.P., is Portfolio Genpar, LLC, which in turn is wholly-owned by Trinity I Fund, L.P. The general partner of Trinity I Fund, L.P., is TF Investors, L.P. and its general partner, in turn, is Trinity Capital Management Inc., which is wholly owned by Mr. Taylor. Additionally, the following persons may also be deemed to be Participants in the solicitation: Clive D. Bode, Lilli Gordon and John Marion, Jr.

     Except as set forth in this Consent Statement, no Participant or any associate of any Participant has any substantial direct or indirect interest in any of the matters to be acted upon with respect to this solicitation.

                              THE SOLICITATION

     The entire cost of the solicitation of consents by Trinity will be borne by Trinity. Trinity does not intend to seek reimbursement from the Company for these expenses. Trinity estimates that total expenditures relating to such solicitation will be approximately $100,000 of which approximately $35,000 has been expended to date. Consents will be solicited by mail, advertisement, telephone, and in person. Trinity and the other persons identified as Participants herein may, without additional compensation, make solicitations through personal contact or by telephone, and arrangements may be made with brokerage houses or other custodians, nominees and fiduciaries to send consent material to their principals. Trinity will reimburse any such persons for their reasonable expenses. In addition, Trinity has retained D.F. King to assist in the solicitation of consents on behalf of Trinity for a fee of $15,000 and reimbursement for its direct and indirect expenses. Trinity anticipates fewer than ten persons will be used by D.F. King in its solicitation efforts. Trinity also expects to agree to indemnify D.F. King against certain liabilities and expenses, including liabilities and expenses under the federal securities laws.

Special Instructions

        If you were a record holder as of the close of business on the Record Date, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the "CONSENTS," "DOES NOT CONSENT" or "ABSTAINS" box, as applicable, underneath each such Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

     IF THE STOCKHOLDER WHO HAS EXECUTED AND RETURNED THE CONSENT CARD HAS FAILED TO CHECK A BOX MARKED "CONSENTS," "DOES NOT CONSENT" OR "ABSTAINS" FOR ANY OF THE PROPOSALS, SUCH STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO SUCH PROPOSAL OR PROPOSALS.

        TRINITY RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS. YOUR CONSENT IS IMPORTANT, PLEASE MARK, SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE
PROMPTLY. FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

                                 IMPORTANT

          If your shares are registered in the name of a brokerage firm, bank, or other institution, only it can execute a consent with respect to your shares and only after receiving your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. If you have any questions or need assistance in executing your consent, contact:

                           D.F. King & Co., Inc.
                              77 Water Street
                         New York, New York  10005

                       CALL TOLL-FREE 1-800-758-5378

             PLEASE ACT PROMPTLY -- SIGN, DATE AND MAIL THE WHITE
                          CONSENT CARD TODAY!

                  PRELIMINARY COPY--FOR THE INFORMATION OF
                THE SECURITIES AND EXCHANGE COMMISSION ONLY

                       HARNISCHFEGER INDUSTRIES, INC.

       THIS CONSENT IS SOLICITED ON BEHALF OF PORTFOLIO FF INVESTORS, L.P., PORTFOLIO GENPAR, L.L.C., TRINITY I FUND, L.P., TF INVESTORS, L.P., TRINITY CAPITAL MANAGEMENT, INC. AND THOMAS M. TAYLOR (COLLECTIVELY, "TRINITY") IN CONNECTION WITH THE SOLICITATION OF WRITTEN CONSENTS BY AND ON BEHALF OF TRINITY TO TAKE ACTION WITHOUT A STOCKHOLDERS' MEETING.

       THE UNDERSIGNED, the record holder of shares of Common Stock, par value $1.00 per share (the "Common Shares"), of Harnischfeger Industries, Inc. (the "Company"), hereby consents pursuant to Section 228 of the Delaware General Corporation Law to each of the following actions without prior notice and without a vote as more fully described in Trinity's consent statement, receipt of which is hereby acknowledged. Unless otherwise indicated below, the action taken on the following proposals relates to all Common Shares held by the undersigned.

            INSTRUCTION: TO TAKE ACTION WITH REGARD TO THE FOLLOWING PROPOSALS, CHECK THE APPROPRIATE BOX. IF NO BOX IS MARKED BELOW WITH RESPECT TO A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL.

       TRINITY RECOMMENDS THAT YOU CONSENT TO EACH OF THE FOLLOWING PROPOSALS.

------------------------------------------------------------------------------
   1. BYLAW AMENDMENT: relating to the requirement that the board of directors submit all significant merger, restructuring, joint venture or similar transactions to a vote of the stockholders.

       [  ]  CONSENTS [  ]  DOES NOT CONSENT        [  ]  ABSTAINS
-------------------------------------------------------------------------------
2. BYLAW AMENDMENT: relating to the separation of the offices of Chairman of the Board and Chief Executive Officer and providing that the Chairman of the Board must be a non-management (i.e., not a current or former employee of the Company) director.

       [  ] CONSENTS  [  ]  DOES NOT CONSENT        [  ]  ABSTAINS

               (Continued And To Be Signed On the Other Side)

CONSENT (Continued From Other Side)

   3. BYLAW AMENDMENT: relating to a provision providing that a meeting between all stockholders of the Company and the non-management directors may be called by stockholders holding not less than 25% of the corporation's outstanding voting stock.

       [  ] CONSENTS  [  ]  DOES NOT CONSENT        [  ]  ABSTAINS
------------------------------------------------------------------------------

          Please see the Solicitation Statement for additional information regarding the above Proposals. To consent, withhold consent or abstain from consenting to the Proposals set forth above, check the appropriate boxes above. Trinity will follow the undersigned stockholder's specifications on this consent card. IF NO BOX IS MARKED ABOVE WITH RESPECT TO ANY PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL.

   IMPORTANT: PLEASE ACT PROMPTLY. THIS CONSENT MUST BE SIGNED AND DATED TO BE VALID.

                                     Dated:

                                     Signature:

                                        Signature:
                                     (if held jointly)
                                     Title or Authority:
                                      (if applicable)

                                Please sign exactly as your name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by a duly authorized officer. If a partnership, please sign in partnership name by authorized person. The consent card votes all shares in all capacities.

   PLEASE MARK, SIGN AND DATE THIS CONSENT BEFORE MAILING THE CONSENT IN THE
                      ENCLOSED ENVELOPE.